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                                            Filed by Compaq Computer Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                   Commission File No. 001-09026

                                     ****

On September 4, 2001, Compaq Computer Corporation sent an email message to all of its employees. The text of the email message was as follows:

-----Original Message-----
From: Chairman & CEO - Michael D. Capellas
< ChairmanCEO.MichaelDCapellas@Compaq.com >
Sent: Tue Sep 04 02:10:27 2001
Subject: Merger between Compaq and HP

To: Compaq Global Team

Compaq and Hewlett-Packard announced today that we have signed a definitive agreement to merge our two companies into an $87 billion global technology leader. The combined company will offer the industry's most complete range of IT products and services for businesses and consumers based on open, market-unifying standards and architectures.

I know this comes as a big surprise. In fact, surprise is probably an understatement. But once you understand the strategic logic, the promise and the opportunity of this combination become very clear and very compelling.

This is an historic moment for Compaq, for our customers and for the industry. We have a unique opportunity to build an IT powerhouse with an unrivaled capacity to create customer value. That's what we mean when we talk about our vision - to be the industry's leading IT solutions provider. It's what we mean when we talk about our mission - to deliver superior customer value through innovative products, integrated into solutions and delivered globally. And, it's what we mean when we talk about our commitment to customer success.

Our strategy has not changed. But our ability to deliver on that strategy -to make our aspirations a reality - will be greater than ever in the new company.

By marrying HP's "Invent" with Compaq's "Inspiration Technology" we will build a true innovation machine. We will define the technologies and solutions that transform the business and personal experiences of our customers - from fault tolerant servers at the high end, to powerful UNIX servers in the data center, to industry standard servers delivering content and Web services at the edge of the network. We will drive a new generation of innovative access devices and increasingly intelligent printing and imaging systems. And we will provide the services to plan, design, implement and manage the whole complex.

Behind the merger

The decision to merge was the result of serious discussion and rigorous strategic analysis during the past three months by the Compaq board of directors and the management team. Collectively, this was the only combination we considered because it made complete strategic and cultural sense.

During our talks, it became clear to me and to Carly Fiorina, HP's Chairman and CEO, that our two companies have the perfect blend of complementary strengths. We share a vision of how the market and customer needs are


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evolving. And, we have a common commitment to deliver integrated solutions, open systems and architecture, and the broadest portfolio of products and services.

The new company will have No. 1 worldwide positions in servers, access devices and printing and imaging, as well as leading positions in IT services, storage and management software. We will have leadership across the key IT markets - enterprise, small and medium business and consumers. And, thanks to the strong teams on both sides, we will have a deep and experienced management team.

But this is about more than product and service strengths. It is also about the complementary strengths of our cultures - a common commitment to:

        *       Invention and innovation
        *       Community service and corporate responsibility
        * Trust, respect, integrity and opportunity for employees
        *       Customer success, and
        *       Shareholder value

On every important score - customers, partners, shareholders and employees - this is a compelling combination that will create greater value and new opportunities for growth.

Innovation and engineering

I am particularly excited about our shared commitment to technology innovation and engineering excellence and what that means for our future together.

Hewlett-Packard was started by two inventive engineers in a now-famous (and still-standing) garage in Palo Alto, California in 1939. Compaq was born in a House of Pies restaurant in Houston in 1982, where a group of inspired engineers designed the company's first product on a placemat. In the ensuing years, we established ourselves as two of the most innovative companies in the industry.

Sometime in the first half of 2002 - pending the approval of government regulators and shareholders - we will become one company with the opportunity to change the competitive landscape in our industry.

Merger agreement

Under the terms of the agreement, Compaq shareholders will receive 0.6325 shares of newly issued HP shares for each share they own. The merger is valued at approximately $25 billion.

When the merger is completed, the new company will operate under the Hewlett-Packard name. Carly will be Chairman and CEO. I will be President, with responsibility for the company's four operating units: Printing and Imaging, Access Devices, Infrastructure, and Services. The board of directors will be made up of eight HP directors and five Compaq directors.

I have come to know Carly during the past 18 months as we worked together on a number of issues. I respect her leadership skills, her vision and her competitive fire. Like me, she hates to lose. I have every confidence that we will form a great partnership focused on a single objective - the success of the combined company.

I am also very confident that our management team will be well represented in the new company. Carly and I agreed that this depth of management was


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one of the major strategic elements of this deal.

You can find additional facts about the merger - as well as a copy of the press release and a Q&A - on Inline at http://inline.compaq.com/hr/eecomm/fbt/index.asp .

Integration

Clearly you can expect some changes as a result of this merger. The headquarters of the combined company will be in Palo Alto, California. The company will retain a significant presence in Houston, which will be the key strategic center of engineering excellence and product development for our industry standard server and other Intel-based businesses.

One of the clear advantages of the merger is the financial leverage it provides through consolidation and economies of scale. We expect to be able to realize $2.5 billion in annualized cost savings by mid-2004. This will include approximately 15,000 job reductions, or about 10% of the company's combined work force of more than 145,000. Those reductions will be phased in during the 12 to 24 months after the deal closes through targeted job reductions and attrition. Both companies will be affected.

We already have a comprehensive integration plan and an integration team led by two senior executives: Jeff Clarke, Compaq's CFO, and Webb McKinney, President of HP's Business Customer Organization. Key early decisions -including the top-level members of the new company's management team - have already been made. We believe we have the management talent and focus to balance successfully the complexities of the integration and the demands of our business operations. One of our top priorities is to make the integration as transparent as possible to our customers.

Why merge?

I know that you have a lot of questions. Some we will be able to answer right away and some we won't. But I know that one major question is this one: We've been making a lot of progress in becoming an enterprise company, so why merge with HP? Why not give us more time to execute our strategy?

We have made significant progress in establishing Compaq as an enterprise company. We get more than 50% of our revenue from our server, storage and services business. Our fastest growing businesses have been industry standard servers, enterprise storage and services. And we're winning major enterprise business across the world.

But we have two significant gaps in our portfolio that make it difficult for us to be truly recognized as a major player in the enterprise. One is a leadership position in data center UNIX. On the plus side, we're competitive in some key segments of the UNIX market. Tru64 UNIX is a technical leader, and we've been gaining market share. But our overall position is not broad enough, particularly in the data center.

HP, on the other hand, is No. 2 in the UNIX market and an acknowledged leader in the data center. Together, we will close the gap with the current market leader, Sun, and create new opportunities to grow our UNIX business.

The second key ingredient we are missing is a leading set of open application integration tools to support interoperability. HP's OpenView software suite is an industry leader for Internet-based system and network management and interoperability. That is a vital part of our ability to integrate solutions across the enterprise.

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By merging with HP we are closing those gaps - and HP closes some gaps of its own, including its competitive positions in industry standard servers and commercial PCs.

There's a third important element as well. We will achieve a critical mass in services. Together we will have a $15 billion services business - the third largest in the IT industry. We will have significant strength in customer support, outsourcing, system and network integration, and vertical markets. This will make us an even more competitive solutions company with a unique value proposition for our customers.

But the most powerful combination of all is our people. I am very confident in the talent, engineering excellence and global sales expertise in the combined company. I believe we will have the best management team in the industry, and I can assure you that it will be a team that blends the best of both companies.

I also want to emphasize that until the merger closes early next year, we will continue to compete as vigorously with HP as we do with our other competitors. We have obligations to our customers, partners and shareholders
- and to each other - and we need to stay focused on meeting the business and financial goals we have set. As I said before, this includes moving forward with our strategy to extend our world-class technology with a greater focus on services and solutions.

Most important of all, we need to stay close to our customers and partners. We need to meet and exceed their expectations today. And we need to help them understand how this merger will result in even greater value for them in the future.

Conclusion

I know this is not an easy decision for many of you to accept. I have been working through this for the past nine weeks, and I couldn't be more excited about the future of these two great companies. But I understand that you will go through the same range of emotions that I have been through -emotions rooted in our personal identification with this company, its name and its history.

I encourage you to read the material that we have made available on Inline to understand the strategic rationale for this merger. We will continue to communicate on the progress of the merger and answer the many important questions that you have.

I am confident you will see that this is indeed a powerful combination - a combination that builds on our success and on the contributions that Compaq's people have made during the past 19 plus years, and even further back with our Digital and Tandem heritage. It is a combination that will make us stronger . . . that will create new opportunities for business and personal growth . . . and that will define the industry.

I was talking with Ben Rosen the other day, and we were reminiscing about Compaq's founding - how it was built on an open platform that allowed it to compete with IBM - and win - by being better and cheaper. Well, we're going to do it again. The future is in our hands.

Michael


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Additional Information and Where to Find It:

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at WWW.SEC.GOV. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-5020. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

HP and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the transaction. A list of the names of HP's executive officers and directors, and a description of their respective interests in HP, are set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain additional information regarding the interests of HP's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Compaq and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the transaction. A list of the names of Compaq's executive officers and directors, and a description of their respective interests in Compaq, are set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain additional information regarding the interests of Compaq's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.